Exhibit 3.26

Unofficial English Translation of the Italian Original

Articles of Association

of

CNH International SA

I. General Provisions

Article 1 Corporate Name, Registered Office

Under the corporate name

CNH International SA

(CNH International AG)

(CNH International Ltd)

a Corporation exists pursuant to art. 620 et seq. of the Swiss Code of Obligations (hereinafter «CO») having its registered office in Paradiso. The duration of the Corporation is unlimited.

Article 2 Purpose

The purpose of the Corporation is to purchase, sell, market and distribute products of the CNH business of the Fiat Group and of third parties, in particular agricultural and, in general, industrial machinery and equipment, and in particular: tractors, combine harvesters and other agricultural working and harvesting machinery, related lines, sub-lines, components, accessories and replacement parts, as well as, in general, tillage machinery and, in particular, excavators and loaders, related equipment and parts used for civil, industrial, road and, in general, large projects constructions, ground levelling, quarries and mines, special exploitations, related lines, sub-lines, components, accessories and replacement parts, as well as the supply of all thereto related services. The Corporation may engage in financial transactions connected with the main business activity, such as loans aimed at supporting the sales and the distribution network, as well as financing and laying down of guarantees, even without any consideration, to companies of the CNH business, companies of the Fiat Group and third parties.

The Corporation may provide auditing services and accept mandates as director or manager.

The Corporation may open branch offices and subsidiaries in Switzerland and abroad and may also acquire participations in other companies in Switzerland and abroad.

Unofficial English Translation of the Italian Original

The Corporation may acquire, hold, grant and sell patents, copyrights, trademarks and other intellectual property rights, as well as license rights of any kind. The Corporation may acquire, hold and sell real estate.

The Corporation may also engage in any commercial, financial or other activities which are connected with the purpose of the Corporation.

II. Capital

Article 3 Share capital

The share capital of the Corporation amounts to Fr. 100’000 and is divided into 100 registered shares with a par value of Fr. 1’000 per share. The share capital is fully paid-in.

Article 4 Share certificates, Conversion of shares

The Corporation is entitled to issue share certificates which represent one or more shares in lieu of certificates for individual shares. The ownership or the usufruct of a share title, or share certificate and each exercise of shareholders’ rights automatically entails recognition of the version of the Articles of Association then in force.

The Shareholders Meeting may, at any time, convert registered shares into bearer shares or bearer shares into registered shares by amending the Articles of Association.

Article 5 Shareholder’s register, Transfer limitations

The Board of Directors shall maintain a shareholders’ register in which the names and addresses of the owners and usufructuaries shall be entered. Only those registered in the shareholders’ register shall be recognized as shareholders or usufructuaries towards the Corporation.

III. Organization

A. The Shareholders Meeting

Article 6 Authorities

The Shareholders Meeting is the supreme corporate body of the Corporation. It has the following non-transferable powers:

1.	to adopt and amend the Articles of Association;

2.	to elect and recall the members of the Board of Directors and the Auditors;

3.	to approve the annual report and the annual accounts as well as to pass resolutions regarding the allocation of profits as shown on the balance sheet, in particular to determine the dividends;

4.	to grant discharge to the members of the Board of Directors;

Unofficial English Translation of the Italian Original

5.	to pass resolutions regarding issues which are reserved to the Shareholders Meeting by law or by the Articles of Association or which are presented to it by the Board of Directors.

Article 7 Meetings

The ordinary Shareholders Meeting shall be held annually within six months after the close of the business year.

Extraordinary Shareholders Meetings shall be called as often as necessary, in particular, in all cases required by law.

Extraordinary Shareholders Meetings shall be convened by the Board of Directors within 20 days if shareholders representing at least ten percent of the share capital request such meeting in writing, setting forth the items to be discussed and the proposals to be decided upon.

Article 8 Convening, Universal Meeting

Shareholders Meetings shall be convened by the Board of Directors and, if need be, by the Auditors. The liquidators shall also be entitled to convene a Shareholders Meeting.

The convening of the Shareholders Meeting shall take place by mail to the shareholders and usufructuaries at least twenty days prior to the day of the Meeting. The convening letter shall state the day, time and place of the Meeting, the agenda, the proposals of the Board of Directors and the proposal of the shareholders who have requested the Shareholders Meeting or that an item be included on the agenda.

Subject to the provisions concerning the Universal Shareholders Meeting, no resolutions can be passed regarding matters which have not been announced in this manner, except regarding the proposals to convene an extraordinary Shareholders Meeting or to carry out a special audit. Proposals regarding items on the agenda and discussions not followed by resolutions do not need to be announced in advance.

The owners, usufructuaries or representatives of all the shares may, if no objection is raised, hold a Shareholders Meeting without observing the formal requirements for the convening of the Shareholders Meeting (Universal Shareholders Meeting). As long as the owners or representatives of all the shares are present, all subjects falling within the scope of business of the Shareholders Meeting may be validly discussed and decided upon at such meeting.

The annual business report and the Auditors’ report must be submitted for examination by the shareholders at the registered office of the Corporation at least twenty days prior to the date of the ordinary Shareholders Meeting. Reference to such submission and to the shareholders’ right to request the conveying of these documents to them shall be included in the invitation to the Shareholders Meeting.

Unofficial English Translation of the Italian Original

Article 9 Chair, Minutes

The Shareholders Meeting shall be chaired by the Chairman, or, in his absence, by another member of the Board of Directors, or by another Chairman elected for that day by the Shareholders Meeting.

The Chairman designates a Secretary for the minutes as well as the scrutineers who need not be shareholders.

The Board of Directors is responsible for the keeping of the minutes, which are to be signed by the Chairman and by the Secretary.

Article 10 Resolutions

Each share entitles to one vote.

Each shareholder may be represented at the Shareholders Meeting by another shareholder who is authorized by a written power of attorney.

The Shareholders Meeting shall pass its resolutions and carry out its elections with an absolute majority of the share votes represented, to the extent that neither the law nor the Articles of Association provide otherwise.

If an election cannot be completed upon the first ballot, there shall be a second ballot at which the relative majority shall decide.

The Chairman shall have no casting vote.

Elections and votes shall take place openly provided that neither the Chairman nor one of the shareholders requests a secret ballot.

Article 11 Quorums

A resolution of the Shareholders Meeting passed by at least two thirds of the represented share votes and the absolute majority of the represented shares par value is required for:

1.	the cases listed in art. 704 para. 1 CO;

2.	the alleviating or withdrawal of limitations upon the transfer of registered shares;

3.	the conversion of registered shares into bearer shares;

4.	the dissolution of the Corporation followed by liquidation.

Unofficial English Translation of the Italian Original

B. The Board of Directors

Article 12 Election, Constitution

The Board of Directors consists of one or several members. The members of the Board of Directors are elected for a term of office of one business year and may always be re-elected.

Persons who would reach the age of 75 during the term of office cannot be appointed as members of the Board of Directors.

In case of vacancy of the majority of the members due to resignation or for any other reasons, the entire Board of Directors shall be deemed to have resigned and a Shareholders Meeting for new elections shall be convened as soon as possible.

The Board of Directors shall constitute itself. It appoints its Chairman and a Secretary who need not be a member of the Board of Directors.

Article 13 Direction, Delegation

The Board of Directors is entrusted with the direction of the Corporation as well as the supervision of the management. It represents the Corporation towards third parties and attends to all matters which are not delegated to or reserved for another corporate body of the Corporation by law, the Articles of Association or the regulations.

The Board of Directors may entrust the management and the representation of the Corporation wholly or in part to one or several persons, members of the Board of Directors or third parties who need not be shareholders of the Corporation. The Board of Directors shall enact the organizational regulation and arrange for the appropriate contractual relationships.

Article 14 Duties

The Board of Directors has the following non-transferable and irrevocable duties:

1.	to ultimately direct the Corporation and issue the necessary directives;

2.	to determine the organization;

3.	to organize the accounting, the financial control, as well as the financial planning;

4.	to appoint and recall the persons entrusted with the management and representation of the Corporation and to grant signatory power;

5.	to ultimately supervise the persons entrusted with the management, in particular with respect to compliance with the law and with the Articles of Association, regulations and directives;

6.	to prepare the business report, as well as the Shareholders Meeting and to implement the latter’s resolutions;

7.	to inform the judge in the event of overindebtedness;

8.	to pass resolutions regarding the subsequent payment of capital with respect to non-fully paid-in shares;

9.	to pass resolutions confirming increases in share capital and regarding the amendments to the Articles of Association entailed thereby;

Unofficial English Translation of the Italian Original

10.	to examine the professional qualifications of the specially qualified Auditors in the cases in which the law foresees the use of such Auditors.

Article 15 Organization, Minutes

The organization of the meetings, the presence quorum and the passing of resolutions of the Board of Directors shall be in compliance with the organizational regulation.

The Chairman shall have the casting vote.

Minutes shall be kept of the deliberations and resolutions of the Board of Directors. The minutes shall be signed by the Chairman and the Secretary of the Board of Directors.

Article 16 Compensation

The members of the Board of Directors are entitled to reimbursement of their expenses incurred in the interest of the Corporation and to compensation corresponding to their activities, as determined by the Board of Directors.

C. The Auditors

Article 17 Eligibility, Duties

The Shareholders Meeting elects one or several Auditors each year as corporate Auditors. Individuals, commercial companies or cooperatives may be elected as corporate Auditors. The corporate Auditors must be registered in the Register of Commerce.

The Auditors need not be shareholders; they may not be members of the Board of Directors or employees of the Corporation. They may not undertake any duties for the Corporation which are not compatible with their auditing mandate. They must be independent from the Board of Directors and from a shareholder who has the majority of voting rights. The Auditors must be able to perform their duties towards the Corporation.

The corporate auditor’s rights and obligations are those foreseen in art. 727 et seq. CO. It must attend the Shareholders Meeting to which it must report. By a unanimous vote the Shareholders Meeting may waive its right to the corporate Auditor’s presence.

IV. Accounting Principles

Article 18 Annual Accounts

The start and ending of the business year are determined by the Board of Directors.

The annual accounts, consisting of the profit and loss statement, the balance sheet and the annex, shall be drawn up in accordance with the provisions of the Swiss Code of Obligations, in particular art. 662a et seq. and 958 et seq. CO, and in accordance with generally accepted commercial principles and customary rules in that business area.

Unofficial English Translation of the Italian Original

Article 19 Distribution of Profits

Subject to the legal provisions regarding the distribution of profits, in particular art. 671 et seq. CO, the profits as shown on the balance sheet may be allocated by the Shareholders Meeting at its discretion.

The dividend may only be determined after the transfers foreseen by law to the compulsory reserve funds have been deducted. All dividends unclaimed within a period of five years after their due date shall be forfeited to the Corporation.

V. Liquidation

Article 20 Dissolution and Liquidation

The Shareholders Meeting may at any time resolve the dissolution and liquidation of the Corporation in accordance with the provisions of the law and of the Articles of Association.

The liquidation shall be carried out by the Board of Directors to the extent that the Shareholders Meeting has not entrusted the same to other persons.

The liquidation of the Corporation shall take place in accordance with art. 742 et seq. CO. The liquidators are authorized to dispose of the assets (including real estate) by way of private contract.

After all debts have been satisfied, the net proceeds shall be distributed among the shareholders in proportion to the amounts paid-in.

VI. Information

Article 21 Notices and Announcements

Invitations and notices to the shareholders shall be mailed to the address indicated in the shareholders’ register.

The publication instrument of the Corporation is the Swiss Official Journal of Commerce.

Paradiso, 22 June 2007